Exhibit (d)(3)

STRICTLY PRIVATE & CONFIDENTIAL

March 4, 2025

Michael T. Andriole

Chief Executive Officer

Chimerix, Inc.

2505 Meridian Parkway, Suite 100

Durham, NC 27713

Dear Mr. Andriole,

Reference is made to our discussions regarding the proposed acquisition (the “Proposed Transaction”) of all of the issued and outstanding equity interests of Chimerix, Inc. (the “Company”) by Jazz Pharmaceuticals plc or one of its designated affiliates (collectively, “Jazz”). In order to facilitate continued discussions between the Company and Jazz with respect to the Proposed Transaction, and understanding that Jazz has devoted substantial time and effort to and intends to continue to devote time and effort during the Exclusivity Period (as defined below) to the Proposed Transaction, the parties hereto hereby agree as set forth below.

1.

Exclusivity. During the Exclusivity Period, the Company shall not, and shall cause its subsidiaries and its and their respective Representatives (as defined below) not to (other than with respect to Jazz or any of its Representatives), directly or indirectly, (i) solicit, initiate, seek, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably lead to, an Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably lead to an Acquisition Proposal, (iii) furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any person in connection with any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably lead to, an Acquisition Proposal, (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably lead to an Acquisition Proposal, or (v) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately terminate any and all discussions or negotiations with any party other than Jazz (and its Representatives) with respect to any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably lead to, an Acquisition Proposal.

2.	Certain Definitions. For purposes of this letter agreement, the following terms shall have the following meanings:

a.

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction, or series of related transactions, involving: (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole.

b.	“Exclusivity Period” means the period commencing upon the Company’s execution and delivery of this letter agreement and ending at 11:59 p.m. New York City Time on March 5, 2025.

c.

“Representatives” of a person means such person’s affiliates and its and their respective officers, directors and employees, agents, advisors (including legal counsel and financial advisors), and consultants.

3.

Definitive Agreements. The parties hereto agree that unless and until a definitive written agreement with respect to the Proposed Transaction has been executed and delivered (and in that case, subject to the terms, conditions and limitations set forth therein), neither Jazz nor the Company will be under any legal obligation of any kind whatsoever with respect to the Proposed Transaction by virtue of this letter agreement or any written or oral expression with respect to the Proposed Transaction by any of the respective Representatives of either Jazz or the Company, in each case, except for the following (which shall constitute binding and legally enforceable obligations of the applicable parties): (a) the express undertakings of the Company pursuant to this Agreement and (b) the obligations of the parties set forth in the Confidentiality Agreement, dated as of December 19, 2024, by and between the Company and Jazz (the “Confidentiality Agreement”).

4.

Representatives; No Conflicts. The Company shall be responsible for any breaches by any of its Representatives of this letter agreement. The Company represents and warrants to Jazz that entry into this letter agreement has been authorized by the Board of Directors of the Company.

5.

Confidentiality. The Company and its Representatives will not disclose the existence and contents of this letter, the fact that a Proposed Transaction is being pursued, that discussions or negotiations may be taking place between the Company and Jazz, or the identity of Jazz in connection with the Proposed Transaction.

6.

Remedies. Each party hereto agrees that irreparable harm would occur as a result of, and that monetary damages would not be a sufficient remedy for, any breach of this letter agreement and that the non-breaching party shall be entitled to equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach (in any case, without any requirement to prove damages or securing or posting any bond in connection with such remedy), and that such remedy shall not be deemed to be the exclusive remedy for a breach by any party of this letter agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

7.

Miscellaneous. The parties hereto acknowledge and agree that the mutual covenants contained in this letter agreement, and other good and valuable consideration provided by Jazz contemplated herein, constitute good and sufficient consideration for the grant by the Company of the rights and obligations set forth in this letter agreement. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. This letter agreement may be executed in any number of counterparts, including by .pdf transmission, each of which shall be deemed an original and all of which together shall constitute one agreement. This letter agreement may be amended, modified or extended only by a written agreement signed by each of the parties hereto.

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Very truly yours,

JAZZ PHARMACEUTICALS PLC

/s/ Philip L. Johnson
Name: Philip L. Johnson
Title: EVP & Chief Financial Officer

Agreed and Accepted:

CHIMERIX, INC.

/s/ Michael T. Andriole
Name: Michael T. Andriole
Title: Chief Executive Officer

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